Exhibit (a)(2)
IN THE UNITED STATES DISTRICT COURT
FOR THE WESTERN DISTRICT OF PENNSYLVANIA

LIN LAN, on behalf of herself and all others	)	Civil Action No.: 06-114E
similarly situated,	)
)
Plaintiff,	)	JURY TRIAL DEMANDED
)
v.	)
)
JEFFREY A. LUDROF, F. WILLIAM HIRT,	)
SUSAN HIRT HAGEN, JONATHAN HIRT	)
HAGEN, J. RALPH BORNEMAN, JR.,	)
JOHN T. BAILY, LUCIAN L. MORRISON,	)
PATRICIA GARRISON-CORBIN,	)
THOMAS W. PALMER, JOHN R.	)
GRAHAM, C. SCOTT HARTZ, CLAUDE C.	)
LILLY, III, ROBERT C. WILBURN, ERIE	)
INDEMNITY COMPANY, ERIE	)
INSURANCE EXCHANGE, and ERIE	)
FAMILY LIFE INSURANCE COMPANY,	)

Defendants.	)

CLASS ACTION COMPLAINT
     Plaintiff, by her attorneys, alleges upon personal knowledge as to her own acts and upon information and belief as to all other matters, as follows:
NATURE OF THE ACTION
     1. Plaintiff brings this action individually and as a class action, pursuant to Rule 23 of the Federal Rules of Civil Procedure (“Fed.R.Civ.P.”) on behalf of all persons, other than defendants, who own the securities of Erie Family Life Insurance Company (“Erie Family Life” or the “Company”) and who are similarly situated (the “Class”), for compensatory and other relief. Plaintiff seeks, inter alia, damages caused by the breaches of fiduciary duties owned by the defendants in connection with a tender offer whereby Erie Indemnity Company (“Erie Indemnity”) and Erie Insurance Exchange (“Erie Exchange”), who collectively are Erie Family Life’s majority stockholder, will purchase all outstanding shares of the Company for $32 per share. Erie Indemnity and Erie Exchange own approximately 75.1% of Erie Family Life’s stock, and will thereby increase their ownership and squeeze out the public shareholders at an inadequate price.
     2. The offer has been and is being advanced through unfair procedures, and the consideration offered is an unfair price and does not constitute a maximization of stockholder value for the public shareholders. The proposed price is designed to benefit Erie Indemnity, Erie Exchange, and each of the named individual directors who serve as directors of both Erie Family Life and director of Erie Indemnity and, thus, have conflicting loyalties.
     3. Further, defendants have breached their fiduciary duties owed to Erie Family Life’s public stockholders to take all necessary steps to ensure that the stockholders will receive the maximum value realizable for their shares in any acquisition of the Company’s assets. Defendants have failed to take any steps to immunize conflicts of interest or independently value the publicly traded shares of Erie Family Life.
JURISDICTION AND VENUE
     4. This Court has jurisdiction over this action pursuant to 28 U.S.C. § 1332(a)(1) in that plaintiff and defendants are citizens of different states and the matter in controversy exceeds $75,000, exclusive of interest and costs.
     5. Venue is proper in this District because a substantial portion of the actions and wrongs complained of herein occurred in this district, and all defendants share the same business address within this District.

THE PARTIES
     6. Plaintiff Lin Lan, a resident of California, is and, at all relevant times has been, the owner of approximately 10,000 shares of Erie Family Life stock. Plaintiff’s damages as a result of the conduct alleged herein are reasonably estimated to exceed $75,000, exclusive of interest and costs.
     7. Defendant Erie Family Life is a corporation organized under the laws of Pennsylvania with its principal executive offices located at 100 Erie Insurance Place, Erie, Pennsylvania 16530. Erie Family Life is engaged in the business of underwriting and selling nonparticipating individual and group life insurance policies and fixed annuities. As of February 18, 2005, Erie Family Life had approximately 9,450,000 shares of stock outstanding. Erie Family Life’s stock trades on the NASDAQ Over-The-Counter Bulletin Board market under the symbol “ERIF.”
     8. Defendant Erie Indemnity is a corporation organized under the laws of Pennsylvania with its principal executive offices located at 100 Erie Insurance Place, Erie, Pennsylvania 16530. Erie Indemnity owns 21.6% of Erie Family Life and is the attorney-in-fact for the co-defendant Erie Exchange. Each and every individual director of Erie Family Life is also a director of Erie Indemnity.
     9. Defendant Erie Exchange is a corporation organized under the laws of Pennsylvania with its principal executive offices located at 100 Erie Insurance Place, Erie, Pennsylvania 16530. Erie Indemnity owns 53.5% of Erie Family Life.
     10. Defendant Jeffrey A. Ludrof, a resident of Pennsylvania, is, and at all relevant times has been, the Chief Executive Officer, President, and a Director of Erie Family Life, Erie Indemnity, and several other Erie insurance companies.

     11. Defendant F. William Hirt, a resident of Pennsylvania, is, and at relevant times has been, the Chairman of the board of directors for Erie Family Life, Erie Indemnity and several other Erie insurance companies.
     12. Defendant Susan Hirt Hagen, a resident of New York, is, and at all relevant times has been, a Director of Erie Family Life, Erie Indemnity, and the Erie Insurance Company. Ms. Hagen is the mother of defendant Jonathan Hirt Hagen.
     13. Defendant Jonathan Hirt Hagen, a resident of Pennsylvania, is, and at all relevant times has been, a Director of Erie Family Life and Erie Indemnity.
     14. Defendant J. Ralph Borneman, Jr., a resident of Pennsylvania, is, and at all relevant times has been, a Director of Erie Family Life, Erie Indemnity, Erie Insurance Co., and additional Erie insurance companies. Mr. Borneman is a principal shareholder of a Pennsylvania insurance company that receives insurance commissions from insurance companies managed by Erie Family Life. In 2005, Erie Family Life paid him commissions in excess of $80,000.
     15. Defendant John T. Baily, a resident of Connecticut, is, and at all relevant times has been, a Director of both Erie Family Life and Erie Indemnity.
     16. Defendant Patricia Garrison-Corbin, a resident of Pennsylvania, is, and at all relevant times has been, a Director of both Erie Family Life and Erie Indemnity.
     17. Defendant John R. Graham, a resident of Kansas, is, and at all relevant times has been, a Director of both Erie Family Life and Erie Indemnity.
     18. Defendant C. Scott Hartz, a resident of Pennsylvania, is, and at all relevant times has been, a Director of both Erie Family Life and Erie Indemnity.

     19. Defendant Claude C. Lilly, III, a resident of North Carolina, is, and at all relevant times has been, a Director of both Erie Family Life and Erie Indemnity.
     20. Defendant Lucian L. Morrison, a resident of Texas, is, and at all relevant times has been, a Director of both Erie Family Life and Erie Indemnity.
     21. Defendant Thomas W. Palmer, a resident of Ohio, is, and at all relevant times has been, a Director of both Erie Family Life and Erie Indemnity.
     22. Defendant Robert C. Wilburn, a resident of Pennsylvania, is, and at all relevant times has been, a Director of both Erie Family Life and Erie Indemnity.
     23. The individuals described in paragraphs 10 through 22 are referred to collectively as the “Individual Defendants.” Because of their positions as officers/directors, the Individual Defendants owe fiduciary duties of loyalty, candor and due care to plaintiff and the other members of the Class.
     24. Erie Indemnity and Erie Exchange are collectively the majority shareholders of Erie Family Life and thus owe fiduciary duties to the Company and its minority stockholders, especially where they seek to take the Erie Family Life private.
     25. Each defendant herein is sued individually as a conspirator, as well as in his/her capacity as an officer, director and/or controlling shareholder of the Company, and the liability of each arises from the fact that each defendant has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.
CLASS ACTION ALLEGATIONS
     26. Plaintiff brings this action on her own behalf and as a class action, pursuant to Fed.R.Civ.P.23, on behalf of all stockholders of the Company, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, or any of the Company’s principal stockholders, who has and will suffer injury arising from defendants’ actions as is described more fully below.
     27. This action is properly maintainable as a class action.
     28. The Class is so numerous that joinder of all members is impracticable. As of February 18, 2005, Erie Family Life had approximately 9.5 million shares of common stock outstanding, approximately 2.3 million of which are not controlled by the majority shareholders or the Individual Defendants. There are hundreds of record and beneficial stockholders.
     29. There are questions of law and fact common to the Class and which predominate over individual issues, including, inter alia, whether:
(a)	defendants have breached their fiduciary duties owed by them to plaintiff and the members of the Class; and

(b)	plaintiff and the other members of the Class have been damaged by the wrongs complained of herein.
     30. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.
     31. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests. Therefore, a Class action provides a fair and efficient method of adjudication of this matter.
     32. Additionally, the defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, declaratory relief on behalf of the Class as a whole is appropriate.
SUBSTANTIVE ALLEGATIONS
     33. On March 21, 2006, Erie Indemnity and Erie Exchange issued a press release announcing their definitive plan to acquire all of the publicly held shares of Erie Family Life and further stating that the Annual Meeting of Shareholders which was previously scheduled for April 18, 2006 would be delayed.
     34. The March 21, 2006 press release stated that Erie Indemnity and Erie Exchange would pay $32.00 per share in cash for all shares of Erie Family Life that it did not presently own or control (the “Offer”). The Offer requires only that 1,187,827 of the 2,350,538 Erie Family Life minority shares be tendered so that Erie Indemnity and Erie Exchange could thereafter engage in a short form merger without any further shareholder approval. The Offer is scheduled to close on May 24, 2006.
     35. The Offer, as priced, represents only a 6.7% premium over Erie Family Life’s closing price on March 21, 2006, which is well-below the premium typically paid when taking a company private and extinguishing the rights of shareholders to participate in the future growth of a company.

     36. On April 27, 2006, defendants caused to be filed with the Securities & Exchange Commission (“SEC”) a Tender Offer Statement and a Rule 13e-3 Transaction Statement (collectively the “Offering Documents”).
     37. The Offering Documents disclosed that the Erie Family Life Board of Directors met on April 19, 2006 to consider the Offer and ultimately rendered no opinion whether the Offer was fair and whether shareholders should tender their shares. No further information was provided about this meeting. Despite the conflict of dual board representation, defendants’ fiduciary obligation of loyalty and candor to Erie Family Life requires them to recommend against the transaction if the terms are unfair.
     38. The Erie Family Life Board of Directors has no member directors that are independent from Erie Indemnity and Erie Exchange. Moreover, the defendants took no steps to secure the opinion of any independent party that the Offer was fair and reasonable to the minority stockholders.
     39. Unlike most comparable transactions, defendants did not even engage an independent financial advisor to act on behalf of the unaffiliated shareholders and opine on the fairness of the transaction. In fact, all that plaintiff and the absent class members have been given in the Offering Documents is the summary of the financial analysis conducted by representatives of Erie Indemnity, which of course would advocate that the Offer is fair because Erie indemnity is one of the acquirers.
     40. Taking into account Erie Family Life’s asset value, liquidation value, its expected growth, the strength of its business, revenues, cash flow, and earnings power, the intrinsic value of the equity of Erie Family Life is materially greater than the consideration contemplated by the proposed Offer.
     41. The Offer is also grossly inadequate in light of the fact that it does not recognize that Erie Family Life consistently receives among the highest ratings given by A.M. Best Co. (“A.M. Best”), a company that measures the financial strength of insurance providers and assigns issuer credit ratings. A.M. Best has awarded an “A” rating to Erie Family Life and stated that, “the affirmation of Erie Family Life’s rating reflects the competitive advantage it derives from Erie’s favorable property/casualty regional business, a positive statutory operating earnings trend and a favorable level of risk-adjusted capitalization.”
     42. Defendants have breached their fiduciary obligations of loyalty, good faith, and candor. Further, defendants have failed to maximize shareholder value for the minority shareholders held by Erie Family Life’s public shareholders.
     43. The Individual Defendants, who are charged with maximizing the value of the stock held by the minority public shareholders, are irreconcilably conflicted by standing on both sides of the proposed transaction as demonstrated by the Individual Defendants’ service as directors for both the target (Erie Family Life) and acquirer (Erie Indemnity).
     44. Because Erie Indemnity and Erie Exchange are the largest shareholders of Erie Family Life, they are in a position to, and in fact did, dictate the inequitable terms of the Offer to squeeze out the minority public shareholders.
     45. Erie Indemnity’s and Erie Exchange’s domination of Erie Family Life’s corporate affairs resulted in the Offer being made which will eliminate public ownership of Erie Family Life America and increase the ownership interests of Erie Indemnity and Erie Exchange —

all at a value to Erie Family Life’s stockholders substantially below the fair or inherent value of Erie Family Life.
     46. In the Offering Documents, defendants correctly state that public shareholders will only be able to pursue appraisal rights under Pennsylvania law if they do not tender their shares into the Offering and the merger goes forward. Plaintiff and the absent class members can determine whether or not tender their shares and can only make an informed decision if defendants, pursuant to their fiduciary obligation of candor, have disclosed all material information about the proposed Offer.
     47. Defendants have not disclosed any information about the process that members of the Erie Family Life Board of Directors took to consider, evaluate or negotiate the terms of the proposed Offer. Similarly, defendants have not disclosed the financial methodologies used to make an informed opinion on valuation. Further, defendants have not disclosed material financial information, including projections, key business indicators, and business models, that would enable even a financially sophisticated holder of Erie Family Life stock to engage in a meaningful valuation of the stock.
     48. The Offering Documents, while describing the actions of Erie Indemnity and Erie Exchange, provide virtually no information about what if anything was done by Erie Family Life’s Board of Directors. Even if Erie Family Life’s stockholders were somehow to properly rely upon the valuation conducted by the acquirer, plaintiff and the absent class members have not been given sufficient information about the process and financial information considered by the investment advisors to the acquirer.

     49. Defendants’ actions in proceeding with the tender offer as proposed are wrongful, unfair, and harmful to Erie Family Life’s minority shareholders, and deny them their right to share proportionately in the true value of Erie Family Life’s valuable assets, profitable business, and future growth in profits and earnings, while usurping the same for the benefit of Erie Indemnity and Erie Exchange.
COUNT I — BREACH OF FIDUCIARY DUTY
     50. Plaintiff repeats and realleges each and every of the foregoing allegations as if fully incorporated herein.
     51. Defendants owed to plaintiff and the Class fiduciary duties of, inter alia, candor, loyalty and good faith.
     52. Defendants have breached their fiduciary duties owed to plaintiff and the Class, and will have excluded plaintiff and the Class from the fair proportionate share of Erie Family Life’s valuable assets and businesses, all to the great economic harm of the Class.
     53. As a result of defendants’ action, plaintiff and the Class will be and have been damaged by the breaches of fiduciary duty and, therefore, plaintiff and the Class will not receive the fair value of Erie Family Life’s assets and businesses.
     WHEREFORE, plaintiff prays for judgment and relief as follows:
     (A) Certifying this lawsuit as a Class action pursuant to Fed.R.Civ.P.23 with plaintiff certified as a representative of the Class;
     (B) Declaring that the defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to plaintiff and the other members of the Class;

     (C) Rescinding and setting aside the tender offer if completed under its present terms;
     (D) Awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;
     (F) Awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff’s counsel and experts’ fees and expenses; and
     (G) granting such other and further relief as may be just and proper.
JURY DEMAND
     Plaintiff demands a trial on all issues triable by a jury in this action.
Dated: May 15, 2006

Respectfully submitted, LAW OFFICE OF ALFRED G. YATES JR., PC
By:	/s/ Alfred G. Yates, Jr.
Alfred G. Yates, Jr., (Pa. I.D. #17419)
Gerald L. Rutledge (Pa. I.D. #62027)

429 Forbes Avenue,
519 Allegheny Building
Pittsburgh, PA 15219-1604
(412) 391-5164
yateslaw@aol.com

WECHSLER HARWOOD LLP
William R. Weinstein
Robert I. Hatwood Matthew M. Houston
488 Madison Avenue, 8th Floor
New York, New York 10022
(212) 935-7400

ATTORNEYS FOR PLAINTIFF
AND THE PUTATIVE CLASS

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